                                           As filed pursuant to Rule 424(b)(2)
                                           Registration No. 333-46201


PROSPECTUS                   [HERBALIFE LOGO]

                                1,000,000 SHARES

                         HERBALIFE INTERNATIONAL, INC.
                              CLASS B COMMON STOCK
                                ($.01 PAR VALUE)
                               ------------------

     This Prospectus relates to shares of Class B Common Stock, par value $.01 per share (the "Class B Stock"), of Herbalife International, Inc., a Nevada corporation ("Herbalife" or the "Company"), which may be offered and sold by Smith Barney Inc. ("Smith Barney") in connection with market-making activities in the DECS (the "DECS") representing beneficial interests in DECS Trust III, a Delaware business Trust (the "Trust"). The DECS are being offered pursuant to a prospectus (the "DECS Prospectus") of the Trust relating to the sale of DECS (the "DECS Offering") which is accompanied by a form of prospectus (the "DECS Equity Prospectus") relating to distribution by the Trust pursuant to the DECS of shares of Class B Stock. The DECS Equity Prospectus is also included as part of the Registration Statement of which this Prospectus forms a part. Herbalife will not receive any of the proceeds from the sale of the DECS or delivery thereunder of shares of Class B Stock to which this Prospectus relates. See "Use of Proceeds." Neither the Company nor the Lender (as defined below) takes any responsibility for any information included in or omitted from the DECS Prospectus. The DECS Prospectus does not constitute a part of this Prospectus nor is it incorporated by reference herein.

     Smith Barney may, subject to certain limitations, from time to time borrow shares of Class B Stock from certain personal holding companies indirectly controlled by Mark Hughes, the Company's principal stockholder, Chairman of the Board, Chief Executive Officer and President (such companies, together with Mr. Hughes and certain other entities controlled by Mr. Hughes, the "Lender"), for the purpose of settling short sales of Class B Stock, or for the purpose of returning shares of Class B Stock previously borrowed by Smith Barney to settle short sales of Class B Stock, in each case, where such short sales are entered into by Smith Barney to hedge any long position in the DECS resulting from its market-making activities. Such sales will be made in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices. Shares that have been returned to Lender may be reborrowed. The number of shares borrowed at any time may not exceed 1,000,000. See "Plan of Distribution." Smith Barney is not under any obligation to engage in any market-making transactions with respect to the DECS, and any market-making in the DECS actually engaged in by Smith Barney may cease at any time.

     "DECS(SM)" is a service mark of Salomon Brothers Inc.

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS.
                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
 HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

March 25, 1998

                           FORWARD-LOOKING STATEMENTS

     Certain information contained in, or incorporated by reference into, this Prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to the safe harbor created by that Act. These forward-looking statements include, but are not limited to, statements concerning the opening of new markets, the introduction of new products and the like, and are generally identified by phrases such as "the Company expects," "the Company believes," "Management expects," "Management believes" and words of similar import. There are several important factors that could cause actual results to differ materially from those anticipated by the forward-looking statements contained in such discussions. Additional information about these factors is contained in the discussions in the "Risk Factors" beginning on page 5 and elsewhere in this Prospectus and in documents incorporated by reference into this Prospectus.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of the reports, proxy statements and other information may be obtained from the Public Reference Section of the Commission, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C., 20006. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to which this Prospectus relates. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof. For further information about the Company and the securities to which this Prospectus relates, reference is made to the Registration Statement and to the financial statements, exhibits and schedules filed therewith or incorporated by reference therein. The statements contained in this Prospectus about the contents of any contract or other document referred to herein are not necessarily complete, and where such contract or other document is filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof or incorporated by reference therein, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.

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

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents have been filed with the Commission by the Company and are incorporated herein by reference and made a part hereof: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997; (ii) the description of the Company's Class A Common Stock contained in the Company's Registration Statement on Form 8-A/A filed December 12, 1997; and (iii) the description of the Company's Class B Common Stock contained in the Company's Registration Statement on Form 8-A filed December 12, 1997.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective dates of filing of such documents. The Company will provide, without charge to any person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference herein other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such document. Requests should be directed to Herbalife International, Inc., 1800 Century Park East, Los Angeles, California 90067, Attention: General Counsel (telephone: (310) 410-9600).

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
                               ------------------

     "DECS(SM)" is a service mark of Salomon Brothers Inc.

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

                                  THE COMPANY

     Herbalife is a network marketing company that sells a wide range of weight management products, food and dietary supplements and personal care products worldwide. As of December 31, 1997, the Company conducted business in 36 countries located in Asia/Pacific Rim, Europe and The Americas. Retail sales in those regions represented 43.2%, 30.4% and 26.4%, respectively, of the Company's total retail sales in 1997.

     The Company has experienced substantial growth in retail sales and net income in recent years. From 1992 to 1997, the Company's retail sales grew from $405.1 million to $1.49 billion, representing a compound annual growth rate of 29.8%. From 1992 to 1997, the Company's net income grew from $20.1 million to $54.7 million, representing a compound annual growth rate of 22.2%.

     The Company's products are marketed exclusively through a network marketing system. This system enables the Company's independent distributors to earn profits by selling Herbalife products to retail consumers or other distributors. Distributors may also develop their own distributor downline organizations by sponsoring other distributors to do business in any market where the Company operates, entitling the sponsors to receive royalty overrides (cash incentives, including royalties and bonuses) on product sales within their downline organizations.

     Management believes that Herbalife's network marketing system is ideally suited to its products, which emphasize a healthy lifestyle, because sales of such products are strengthened by ongoing personal contact between retail consumers and distributors, many of whom use the Company's products themselves. The Company's network marketing system appeals to a broad cross-section of people throughout the world, particularly those seeking to supplement family income, start a home business or pursue employment opportunities other than conventional, full-time employment.

                                  RISK FACTORS

DEPENDENCE ON DISTRIBUTORS

     The Company's success depends in significant part upon its ability to attract, maintain and motivate a large base of distributors. In its efforts to attract and retain distributors, the Company competes with other network marketing organizations, including those in the weight management, food and dietary supplement and personal care product industries. In addition, as a result of the Company's network marketing system and its international sponsorship program, the distributor organizations headed by a relatively small number of key distributors are responsible for a significant percentage of total retail sales (in many cases, including retail sales in several different countries). The Company does not believe that the loss of any key distributor would necessarily result in the loss of a significant number of that distributor's downline organization members because of the Company's generally good relations with its distributors and because of the significant incomes that many distributors would forego by ceasing to distribute the Company's products. However, the loss of a key distributor, together with a significant number of downline distributors, or the loss of a significant number of distributors for any reason, could materially adversely affect sales of the Company's products and could impair the Company's ability to attract new distributors.

     The Company's ability to attract and retain distributors has been and could again be negatively affected by adverse publicity and regulatory action relating to the Company, its products or its operations, including its network marketing system. In the mid-1980s, the Company's products and marketing system became the subject of regulatory scrutiny in the United States, resulting in large part from claims and representations made about the Company's products (including impermissible therapeutic claims). The resulting adverse publicity caused a rapid, substantial loss of distributors in the United States and a corresponding reduction in sales beginning in 1985. More recently, adverse publicity in other markets, including Brazil, France and Germany, contributed to a loss of distributors and a decline in sales in those markets. See "-- Sales and Earnings Volatility." The Company expects that its business in particular markets will, from time to time, continue to be adversely affected by negative publicity or regulatory action.

REGULATION

     In both its United States and foreign markets, the Company is subject to and affected by extensive governmental regulations, including, among other things, regulations pertaining to (i) the formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of the Company's products,
(ii) product claims and advertising (including direct claims and advertising by the Company, as well as claims and advertising by distributors for which the Company may be held responsible), (iii) the Company's network marketing system,
(iv) transfer pricing and similar regulations that affect the level of foreign taxable income and customs duties, and (v) taxation of distributors, which in some instances may impose an obligation on the Company to collect the taxes and maintain appropriate records.

     The Company could be found not to be in compliance with existing regulations as a result, among other things, of the ambiguous nature of certain of the regulations, the considerable interpretive and enforcement discretion given to regulators or misconduct by distributors, who are generally independent contractors over whom the Company has limited control. Enforcement actions that could be undertaken by state and federal regulators include product seizures, injunctions against further product distribution, requests for product recall, and possible criminal prosecution. Any assertion or determination that the Company or its distributors are not in compliance with existing regulations could have a material adverse effect on the Company. The Company's business has been materially, adversely affected in the past as a result of regulatory activities. See "-- Sales and Earnings Volatility."

     In addition, the adoption of new regulations in the United States or in any of the Company's international markets, or changes in the interpretation of existing regulations, could have a material adverse effect on the Company. For example, in September 1997 the United States Food and Drug Administration (the "FDA") issued regulations governing the labeling and marketing of dietary supplement products. The regulations cover: 1) the identification of dietary supplements and their nutrition and ingredient labeling; 2) the terminology to be used for nutrient content claims, health content claims, and statements of nutritional support; 3) labeling requirements for dietary supplements for which "high potency" and "antioxidant" claims are made; 4) notification procedures for statements on dietary supplements; and 5) premarket notification requirements for new dietary ingredients in dietary supplements. The notification procedures became effective in November, 1997, while the new labeling requirements will not become effective until March 1999. The Company will be required to revise a substantial number of its product labels to reflect the new requirements prior to the 1999 effective date, although the Company does not expect the cost or impact of such actions to be material. In addition, the Company will be required to continue its ongoing program of securing substantiation of its product performance claims, and of notifying the FDA of certain types of performance claims made for its products.

     In addition, in certain markets, including the U.S., claims made with respect to weight management, dietary supplement, personal care or other products of the Company may change the regulatory status of the products. In the U.S., for example, it is possible that the FDA could take the position that claims made in connection with certain of the Company's products place those products within the scope of an FDA "over-the counter" (OTC) drug monograph. OTC monographs prescribe permissible ingredients and appropriate labeling language, and require the marketer or supplier of the products to register and file annual drug listing information with the FDA. A limited number of the products sold by the Company are labeled as OTC monograph drugs, and the Company believes that it is in compliance with the applicable monographs. In the event that the FDA asserted that product claims for other products caused them to fall within the scope of OTC monographs, the Company would be required either to comply with the applicable monographs or change the claims made in connection with the products. There can be no assurance that the Company could do so effectively, or that any such changes would not adversely affect sales and marketing of an affected product.

     The U.S. Federal Trade Commission ("FTC"), which exercises jurisdiction over the advertising of all the Company's products, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees and monetary payments by the companies involved. In addition, the FTC has increased its scrutiny of the use of testimonials, which are utilized by the Company. While the Company has not been the target of FTC enforcement action for the advertising of its products, there can be no assurance that the FTC will not question the Company's advertising or other operations in the future.

     As a marketer of food and dietary supplements and other products that are ingested by consumers, the Company is subject to the risk that one or more of the ingredients in its products may become the subject of adverse regulatory action. For example, one of the ingredients in the Thermojetics(R) original green herbal tablet is a Chinese herb, Ma Huang, which contains naturally-occurring ephedrine in small quantities. Ephedrine products have been the subject of adverse publicity in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. In response to potential federal regulatory proposals that may have affected the sale of the Thermojetics(R) original green herbal tablet in the United States, the Company suspended sales of the product for approximately three months commencing in July 1995 and introduced a reformulated herbal green tablet that did not contain Ma Huang. When no such regulations were proposed or issued at that time, the Company renewed sales of Thermojetics(R) original green herbal tablets in the United States in October 1995 (except in certain states in which regulations may prohibit or restrict the sale of such product). The Thermojetics(R) original green herbal tablet accounted for 2.4% and 2.2% of total retail sales in 1996 and 1997, respectively, although the marketing of the Thermojetics(R) weight management tablets (original green, green, beige and yellow) and other products in the Thermojetics(R) line have contributed significantly to the Company's retail sales. The Company also previously offered the Thermojetics(R) original green herbal tablet in Canada but, in response to Canadian marketing issues and regulatory concerns, suspended sales of the product in February, 1994.

     The FDA has on record a small number of reports of adverse reactions allegedly resulting from the ingestion of Ma Huang contained in the Company's Thermojetics(R) original green tablet. In addition, the Company is a defendant in three actions alleging adverse reactions to consumption of its original green Thermojetics(R) product. The Company has not received any communications from the FDA with respect to these reports. However, many other companies manufacture products containing various amounts of Ma Huang and the FDA has on record hundreds of reports of adverse reactions to these products. On April 10, 1996, the FDA issued a statement warning consumers not to purchase or ingest dietary supplements containing ephedrine that are claimed to produce such effects as euphoria, heightened awareness, increased sexual sensations or increased energy, because these products pose significant adverse health risks, including dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis and death. The Company does not market its Ma Huang product with any of these claims.

     On June 4, 1997, the FDA issued a proposed regulation for dietary supplements containing ephedrine alkaloids. The proposed regulation would prohibit dietary supplements containing eight milligrams or more of ephedrine alkaloids per serving, and would not permit such products to contain any other stimulant, diuretic or laxative ingredients. In addition, labeling of supplements would be prohibited from suggesting or recommending conditions of use that would result in an intake of eight milligrams or more of ephedrine alkaloids within a six-hour period, or a total daily intake of 24 milligrams or more. The FDA proposal would also require a warning not to take the product for more than seven days, and would prohibit the supplements from being represented, either expressly or implicitly, as being suitable for long-term uses, such as for weight loss or body building. Similarly, claims for increased energy, increased mental concentration, or enhanced well-being that encourage the consumer to take more of the product to achieve more of the purported effect would be required to be accompanied by a warning stating that taking more than the recommended serving may cause a heart attack, stroke, seizure, or death.

     The Company is reviewing the possible impact of the FDA proposal, if it is finalized in its current form, upon the Company's continued marketing of its Thermojetics(R) original green tablet. In response to the proposal, or to a final regulation which is substantially similar to the proposal, the Company may be required to: (i) withdraw or reformulate its product with reduced ephedrine levels, or with a substitute for Ma Huang, (ii) relabel its product with different warnings or revised directions for use, (iii) not make certain statements, possibly including weight loss, with respect to any product containing Ma Huang and/or (iv) withdraw its product from the weight management program and reposition it in a different category. Even in the absence of an FDA final regulation, the Company may elect to reformulate and/or relabel its product containing Ma Huang. While the Company believes that its Ma Huang product could be reformulated and relabeled, there can be no assurance in that regard or that reformulation and/or relabeling would not have an adverse effect on sales of such product or related products within the Thermojetics(R) Weight Management Program, even though such products do not contain Ma Huang. During 1996 and 1997, the Company's 14 weight management products contributed 71.2% and 67.8%, respectively, of total sales.

     Governmental regulations in countries where the Company plans to commence or expand operations may prevent or delay entry into the market. In addition, the Company's ability to sustain satisfactory levels of sales in its markets is dependent in significant part on its ability to introduce additional products into such markets. However, government regulations in the Company's markets, both domestic and international, can delay or prevent the introduction, or require the reformulation or withdrawal, of certain of the Company's products. For example, during the third quarter of 1995, the Company received inquiries from certain government agencies within Germany and Portugal regarding the Company's product, Thermojetics(R) Instant Herbal Beverage, relating to the caffeine content of the product and the status of the product as an "instant tea," which was disfavored by regulators, versus a "beverage." The sale of this product in these countries was subsequently suspended by the Company at the request of the regulators. Further, such regulatory action, whether or not it results in a final determination adverse to the Company, could create negative publicity (as it did in Germany with respect to Thermojetics(R) Instant Herbal Beverage), with detrimental effects on the motivation and recruitment of distributors and, consequently, on sales.

     The Company may be subject to challenges to the legality of its network marketing system based on claims that such system is an illegal "pyramid scheme" or similar allegations. While the Company believes that its network marketing system complies with all applicable laws, there can be no assurance that such challenges will not be made or made successfully or that other legal developments in this area will not have a material adverse effect on the Company.

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

DEPENDENCE ON KEY PERSONNEL

     The business of the Company, particularly the operation of its distributor network, is substantially dependent upon the active participation of Mark Hughes, the Company's principal stockholder, Chairman of the Board, Chief Executive Officer and President. The loss of Mr. Hughes' services would adversely affect the business of the Company. The Company does not maintain key man life insurance on Mr. Hughes.

SALES AND EARNINGS VOLATILITY

     The Company's sales and earnings have been subject to significant volatility in the past. In the mid-1980s, the Company's products and network marketing system became the subject of regulatory scrutiny in the United States resulting in large part from claims and representations made about the Company's products, including impermissible therapeutic claims. Although the Company responded by instituting certain regulatory compliance measures, as a result of the adverse publicity generated by the regulatory activities the Company experienced, beginning in 1985, a rapid, substantial loss of distributors in the United States and a corresponding reduction in sales. In addition, the Company's sales in the United States were adversely affected by competition from other weight management products. As a consequence, from 1987 (the Company's first full year as a public company) through 1990, the Company's operations resulted either in net losses ($2.4 million in 1990 and $6.3 million in 1988) or modest net income ($1.0 million in 1989 and $1.1 million in 1987). More recently, adverse publicity and regulatory action in other markets, including France and Germany, resulted in a loss of distributors and a decline in sales in those markets, contributing to a reduction in worldwide net income from $46.0 million in 1994 to $19.7 million in 1995. While net income increased in subsequent periods (to $44.8 million for 1996 and $54.7 for 1997), the Company expects that its business in particular markets will, from time to time, be adversely impacted by regulatory actions, negative publicity and competition in those markets. See "-- Dependence on Distributors."

     In addition, after entering a new country, the Company has in many instances experienced an initial period of rapid growth in sales as new distributors were recruited, followed by a decline in sales. The Company believes that this sales trend has been due in part to certain distributor migration patterns as well as regulatory action and adverse publicity in certain markets. In certain of these markets, the opening of new markets within the same geographic region or with the same or similar language or cultural bases has resulted in a corresponding tendency of some key distributors to focus their attention on business opportunities provided by the new markets instead of developing their established downline organizations in existing markets. Additionally, in certain instances, the Company has become aware that sales in certain existing markets were attributable to purchasers who distributed such product in countries which had not yet been opened. When these countries were opened, such sales in existing markets shifted to the newly opened markets, resulting in a decline in sales in the existing markets.

     The Company's weight management products have historically contributed a significant portion of the Company's total retail sales. During 1996 and 1997, the Company's 14 weight management products contributed 71.2% and 67.8%, respectively, of total retail sales, and one of these products contributed 19.2% and 19.8%, respectively, of total retail sales. Accordingly, the Company could be materially adversely affected if, because of regulatory constraints, adverse publicity, competition or other factors, the Company were unable to successfully market its weight management products in one or more significant markets.

     The Company's sales and earnings continue to be subject to significant potential volatility based upon, among other things, the adverse effect of distributors' or the Company's failure, and allegations of their failure, to comply with applicable regulations, which have in the past and could again in the future result in the removal of certain products from sale in certain countries, either temporarily or permanently; the negative impact of changes in or interpretations of regulations that may limit or restrict the sale of certain of the Company's products, the operation of its network marketing system, the expansion of its operations into new markets, the introduction of its products into each market and the recruitment and retention of distributors; the inability of the Company to introduce new products or the introduction of new products by the Company's competitors; general conditions in the weight management, food and dietary supplement and personal care industries or the network marketing industry; and consumer perceptions of the Company's products and

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

operations. In particular, because the Company's products are ingested by consumers or applied to their bodies, the Company is highly dependent upon consumers' perception of the safety, quality and effectiveness of its products. As a result, substantial negative publicity, whether founded or unfounded, concerning one or more of the Company's products or other products similar to the Company's products could adversely affect the Company's sales and earnings. In the past, adverse publicity has been connected with prospective regulatory action, perceived health concerns relating to particular products, issues related to the Company's network marketing system, disputes between the Company and certain of its distributors, and other issues relating to the Company's business.

DEPENDENCE UPON MATERIAL FOREIGN MARKETS

     For 1996 and 1997, 76.7% and 80.0% of the Company's total retail sales, respectively, were generated outside the United States. Such reliance on foreign markets exposes the Company to the risks associated with foreign operations, including, among other things, changes in or interpretations of foreign regulations that may limit the Company's ability to sell certain products, conduct a network marketing system or repatriate profits to the United States, and the potential imposition of trade or foreign exchange restrictions or increased tariffs. The Company is also exposed to risks associated with foreign currency fluctuations. For instance, the Company's purchases from suppliers are generally made in U.S. dollars while its sales to distributors are generally made in local currencies; accordingly, strengthening of the U.S. dollar versus a foreign currency can have a negative impact on the Company. Although the Company engages in transactions to protect against certain risks associated with foreign currency fluctuations, there can be no assurance that such fluctuations will not have an adverse effect on the Company. As the Company continues to expand its international operations, these and other risks associated with international operations are likely to increase. See "-- Regulation."

     In particular, the Company is exposed to risks associated with the current economic and currency crisis in Asia. Because of the significance of the Asian markets, and Japan in particular, which has become the Company's largest single retail sales market, a sustained economic slowdown and/or currency crisis in Asia could have a material adverse impact on the Company's business.

     Further, during 1997, of the 36 countries in which the Company operated during that period, 24 countries experienced an aggregate increase in retail sales of $350.5 million as compared with 1996. Japan accounted for 61.2%, and Russia and Taiwan together accounted for 10.6% of this increase. The growth in these 24 countries was offset by a $59.9 million aggregate decrease in retail sales in the remaining 12 countries in which the Company operated during both years. The Company expects that its business in these and other markets will, from time to time, be adversely affected by regulatory action, negative publicity, competition and other factors. See "-- Sales and Earnings Volatility."

     In addition, the Company's operations in certain markets may be adversely affected by political, economic and social instability in those countries. For instance, the Company has elected not to establish a physical presence, through a sales or distribution center, in Russia due to a difficult business environment in that country. Instead the Company has chosen to rely on various import/export companies located in Russia to conduct transactions in the Company's products with Russian distributors.

UNCERTAINTIES ASSOCIATED WITH BUSINESS EXPANSION

     The Company's continued growth is dependent in significant part upon its ability to expand its operations into new markets. As compared to new market openings in the past, the Company may have greater difficulty opening new markets in the future due to greater regulatory barriers, the necessity of adapting to entirely new regulatory systems and problems related to entering new markets with different cultural bases and political systems from those encountered in the past. In addition, the Company's success has been and will continue to be significantly dependent on its ability to manage rapid growth, through expansions and enhancements of its worldwide personnel and management and information, order processing and fulfillment, inventory and shipping systems and other aspects of operations. From time to time, the Company has experienced out-of-stock situations with respect to certain products. As the Company continues to add distributors, products and countries to its operations, the ability to manage this growth will represent an increasing challenge.

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

RELATIONSHIP WITH OUTSIDE MANUFACTURERS

     All of the Company's products are manufactured by outside companies. Raven Industries, Inc. ("Raven") currently manufactures all of the Company's powder products, and D&F Industries, Inc. ("D&F") currently supplies substantially all of the Company's tablet products, including Activated Fiber,(TM) one of the Company's tablet products, pursuant to a licensing agreement with Dynamic Products, Inc. ("Dynamic"). In 1996 and 1997, aggregate purchases by the Company from Raven and D&F represented a majority of the Company's product purchases. Two individuals (not affiliates of the Company) are principal stockholders of each of D&F, Raven and Dynamic. Mark Hughes owns a one-third ownership interest in Raven and a one-fifth ownership interest in Dynamic. For a number of years prior to 1998, the Company was subject to requirements contracts with each of Raven, D&F and Dynamic, pursuant to which the Company agreed to purchase all of its requirements of powder products from Raven and all of its requirements of tablet, capsule and certain other products from Dynamic or D&F, to the extent each such manufacturer was capable of manufacturing such products. In September 1997, the Company entered into new three-year agreements with Raven, D&F and Dynamic, pursuant to which revised pricing and other provisions became effective on January 12, 1998. The new contracts provide, among other things, the ability for the Company to source and develop products with other third party manufacturers, subject to minimum percentage purchase and other requirements for nutritional supplement, and a small number of non-nutritional supplement, products falling into specified product categories. As a result, and because the new contracts confirm the Company's ownership of product formulations for substantially all of the Company's nutritional supplement products, the Company has the capacity, and has begun to, to "second source" particular nutritional supplement products with multiple manufacturers. Further, the Company has hired its own staffs of product research and development and product formulation personnel, and will increasingly rely on its in-house staff for these functions. However, the Company has historically relied on Raven and D&F for these services, and will continue to do so, albeit to a lesser extent, in the future. The Company's ability to enter new markets and sustain satisfactory levels of sales in each market has been in the past and is likely to continue to be dependent in significant part upon its own ability and the ability of its manufacturers, including Raven and D&F, to develop new products and reformulate existing products for introduction into the Company's markets. With the transition in the Company's relationship with Raven and D&F from exclusive to nonexclusive contracts, there can be no assurance that the Company will seek or continue to obtain the same amount or quality of product research, development or formulation services from Raven and D&F that it has received in the past. While the Company expects to obtain similar such services from in-house personnel and alternative manufacturers in the future, there can be no assurance that there will not be some disruption in the Company's business from time to time as these support services begin to be provided internally and by alternative manufacturers.

     The Company and Mr. Hughes were recently advised by Raven, D&F and Dynamic that such companies are planning to make a bond offering and obtain a secured bank credit facility, the proceeds of which would be used, in part, to repurchase the ownership interests in those companies currently held by Mr. Hughes and Dr. Katzin.

ABSENCE OF CLINICAL STUDIES AND SCIENTIFIC REVIEW; POTENTIAL MISUSE OF PRODUCTS

     In general, the Company's products consist of weight management products, food and dietary supplements and personal care products (a limited number of which have been or may be classified in the U.S. as OTC drugs) which the Company believes do not require approvals from the FDA or, in the United States market, other regulatory agencies, prior to sale. The Company does not conduct clinical studies of its products. The Company's products consist of herbs, vitamins, minerals and other ingredients that the Company regards as safe when taken as suggested by the Company. However, because the Company is highly dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies, the Company could be adversely affected in the event any of the Company's products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers. In addition, because of the Company's dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from consumers' use or misuse of the Company's products or any similar products distributed by other companies could have a material adverse impact on the Company.

COMPETITION

     The Company is subject to significant competition for the recruitment of distributors from other network marketing organizations, including those that market weight management, food and dietary supplement and personal care products as well as other types of products. Some of the Company's competitors are substantially larger and have available considerably greater financial resources than the Company. The Company's ability to remain competitive depends, in significant part, on the Company's success in recruiting and retaining distributors through an attractive compensation plan and other incentives.

     In addition, the business of marketing weight management, food and dietary supplement and personal care products is highly competitive. This market segment includes numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers both in the United States and abroad. The market is highly sensitive to the introduction of new products or weight management plans (including various prescription drugs) that may rapidly capture a significant share of the market. As a result, the Company's ability to remain competitive depends in part upon the successful introduction of new products.

PRODUCT LIABILITY CLAIMS

     As a marketer of food and dietary supplements and other products that are ingested by consumers or applied to their bodies, the Company may be subjected to various product liability claims, including, among other things, that its products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. While such claims to date have not been material to the Company and the Company maintains product liability insurance, it is possible that widespread product liability claims and the resultant adverse publicity could negatively affect the Company.

CONCENTRATION OF STOCK OWNERSHIP

     As of February 23, 1998, Mr. Hughes beneficially owned 5,666,932 shares of the Company's Class A Common Stock, par value $.01 per share (the "Class A Stock") and 11,333,866 shares of the Class B Stock (which amounts include 183,333 shares of Class A Stock and 366,666 shares of Class B Stock held by a charitable foundation of which Mr. Hughes is a director but with respect to which Mr. Hughes has no pecuniary interest), representing 57.2% and 58.2% of the outstanding shares of Class A Stock and Class B Stock, respectively, as of February 23, 1998. Accordingly, Mr. Hughes currently has the power to elect the entire Board of Directors of the Company and determine the outcome of all matters submitted to the Company's stockholders for approval. Because Class B Stock is non-voting stock, neither the completion of the DECS Offering nor the settlement of the DECS will affect Mr. Hughes' voting power with respect to the Company. Assuming delivery by the Lender to the Trust of the maximum number of shares of Class B Stock required to satisfy certain purchase contracts (collectively, the "Contract") between the Lender and the Trust (assuming full exercise of the over-allotment option in the DECS Offering), Mr. Hughes would beneficially own 28.5% of the Company's outstanding Class B Stock at February 23, 1998 (including the foundation-owned shares referred to above).

SHARES AVAILABLE FOR FUTURE PUBLIC SALE

     In addition to shares already publicly held, as of February 23, 1998, (i) 432,258 shares of Class A Stock and 864,520 shares of Class B Stock subject to outstanding stock options that are currently exercisable have been registered for sale under the Securities Act in connection with various compensation plans of the Company, and (ii) 5,666,932 shares of Class A Stock and 6,333,866 shares of Class B Stock beneficially owned by the Selling Stockholder (not including the 5,000,000 shares subject to the Contract (assuming that the over-allotment option relating to the DECS is not exercised)) are currently available for sale pursuant to Rule 144 under the Securities Act, subject to the volume limitations contained in the rule. The Company, its directors and executive officers, and the Lender have agreed, subject to certain exceptions, not to sell, without the prior written consent of Smith Barney, any shares of Class A Stock, Class B Stock or any securities convertible into or exercisable or exchangeable for such shares for a period of 90 days, in the case of the

Company and its directors and executive officers (other than the Lender), and one year, in the case of the Lender, after the date of the DECS Prospectus. Future sales of substantial amounts of Class A Stock or Class B Stock could adversely affect prices in the public market.

IMPACT OF THE DECS ON THE MARKET FOR CLASS B STOCK

     It is not possible to predict accurately how or whether any market that develops for the DECS will trade in the secondary market or whether such market will be liquid. Any market that develops for the DECS is likely to influence and be influenced by the market for the Class A Stock and the Class B Stock. For example, the price of the Class A Stock and/or Class B Stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Class B Stock upon the maturity of the DECS, by possible sales of Class A Stock or Class B Stock by investors who view the DECS as a more attractive means of equity participation in the Company and by hedging or arbitrage trading activity that may develop involving the DECS and the Class B Stock.

                                USE OF PROCEEDS

     This Prospectus relates to the shares of Class B Stock which Smith Barney may, subject to certain limitations, from time to time, borrow from the Lender for the purpose of settling short sales of Class B Stock, or for the purpose of returning shares of Class B Stock previously borrowed by Smith Barney to settle short sales of Class B Stock, in each case, where such short sales are entered into by Smith Barney to hedge any long position in the DECS resulting from market making activities. See "Plan of Distribution." The Company will not receive any proceeds from the sale of the Class B Stock to which this Prospectus relates.

                              PLAN OF DISTRIBUTION

     The Lender and Smith Barney have entered into a Securities Loan Agreement (the "Securities Loan Agreement") which provides that, subject to certain restrictions and with the agreement of the Lender, Smith Barney may from time to time borrow, return and reborrow shares of Class B Stock from the Lender (the "Borrowed Securities"); provided, however, that the number of Borrowed Securities at any time may not exceed 1,000,000 shares, subject to adjustment to provide antidilution protection. The Securities Loan Agreement is intended to facilitate market-making activity in the DECS by Smith Barney. Smith Barney may from time to time borrow shares of Class B Stock under the Securities Loan Agreement for the purpose of settling short sales of Class B Stock, or for the purpose of returning shares of Class B Stock previously borrowed by Smith Barney to settle short sales of Class B Stock, in each case, where such short sales are entered into by Smith Barney to hedge any long position in the DECS resulting from its market-making activities. Such sales will be made in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices. This Prospectus relates to any borrowing or reborrowing of shares of Class B stock from the Lender by Smith Barney pursuant to the Securities Loan Agreement (as described above) for the purpose of settling short sales of Class B Stock, or for the purpose of returning shares of Class B Stock previously borrowed to settle short sales of Class B Stock, in each case, by Smith Barney with Borrowed Securities as described above.

     Market conditions will dictate the extent and timing of Smith Barney's market-making activity in the DECS and the consequent need to borrow shares of Class B Stock (which may include borrowings to replace previously borrowed shares). The availability of shares of Class B Stock under the Securities Loan Agreement, if any, at any time is not assured and any such availability does not assure market-making activity with respect to the DECS and any market-making activity actually engaged in by Smith Barney may cease at any time. The foregoing description of the Securities Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Loan Agreement, a form of which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The DECS were initially sold by the Trust to Smith Barney and Prudential Securities Incorporated as underwriters (the "Underwriters") subject to an underwriting agreement (the "Underwriting Agreement") the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof, and that the Lender (and the family trust of Mr. Hughes) will guarantee the indemnity and contribution obligations of the Company.

     The Underwriters intend to make a market in the DECS, subject to applicable laws and regulations. However, the Underwriters are not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Underwriters without notice. Accordingly, no assurance can be given as to the liquidity of such market.

     Pursuant to the Contract, the Trust has agreed, subject to the terms and conditions set forth therein, to purchase from the Lender an aggregate number of shares of Class B Stock equal to the aggregate number of DECS to be purchased by the Underwriters from the Trust pursuant to the Underwriting Agreement (including the DECS to be purchased by the Underwriters upon exercise of the over-allotment option plus the number of DECS purchased by Smith Barney in connection with the organization of the Trust). Pursuant to the terms of the Contract, the Lender will be obligated to deliver to the Trust at the maturity date of the DEC's a number of shares of Class B Stock (or, at the Lender's option, the cash equivalent) and/or such other consideration as permitted or required by the terms of the Contract, that are expected to have the same value as the shares of Class B Stock delivered pursuant to the DECS. For further information, see the DECS Prospectus.

     In the ordinary course of their respective businesses, certain of the Underwriters and their respective affiliates have engaged in and may in the future engage in commercial and investment banking transactions with the Company, the Lender and their respective affiliates.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Class B Stock offered hereby will be passed upon for the Company by Irell & Manella LLP, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touch LLP, independent auditors, as stated in their report which is incorporated herein by reference, and has been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE LENDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. HOWEVER, IF ANY MATERIAL CHANGE OCCURS WHILE THIS PROSPECTUS IS REQUIRED BY LAW TO BE DELIVERED, THIS PROSPECTUS WILL BE AMENDED OR SUPPLEMENTED ACCORDINGLY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
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
Forward-Looking Statements............     2
Available Information.................     2
Documents Incorporated by Reference...     3
The Company...........................     4
Risk Factors..........................     5
Use of Proceeds.......................    12
Plan of Distribution..................    12
Legal Matters.........................    13
Experts...............................    13

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                                1,000,000 SHARES
                                   HERBALIFE
                              INTERNATIONAL, INC.
                                    CLASS B
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                [HERBALIFE LOGO]
                                  ------------
                                   PROSPECTUS
                                 MARCH 25, 1998
                                  ------------

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